Tombstone Exploration Corporation

6529 E Friess Drive

Scottsdale, Arizona, 85254

Office (480) 588-8920

Fax (480) 452-0286

December 14, 2016

Mr. Rufus Decker, Accounting Branch Chief

Securities Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

1100 F Street N.E.

Washington, D.C. 20549

Re:	Tombstone Exploration Corporation
Form 20-F for the fiscal year ended December 31, 2015
Filed September 9, 2016
File No. 000-29922

Dear Mr. Decker,

Tombstone Exploration Corporation, a Nevada corporation (the “Company”), has received and reviewed your letter of December 5, 2016, pertaining to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”).

The purpose of this letter is to confirm the telephonic communication that Mr. Alan Brown had with Mr. Giugliano on December 6th, 2016 during which we cordially requested additional time to complete our responses. Currently, a response was expected by Friday December 16th, 2016. Mr. Giugliano indicated verbally that a Fifteen (15) business day extension will not be opposed in order to give the Company sufficient time to complete its responses and requested that this extension be confirmed to the Commission in writing.

We confirm a new filing deadline of January 6, 2017.  Please do not hesitate to contact us if you have any questions or comments in regard to this letter or the information contained herein. We appreciate your time and consideration in this matter.

Sincerely,

/s/Alan Brown

Alan Brown

Chief Executive Officer